ELDORADO GOLD CORPORATION

DIRECTOR

Terms of Reference

I.

PURPOSE

As a member of the Board, each Director shall:

A.

fulfil the legal requirements and obligations of a Director, which means that he or she must have a comprehensive understanding of the statutory and fiduciary roles of a Director;

B.

represent the interests of all shareholders in the governance of the Company and act in the best interests of the Company; and

C.

participate in the review and approval of corporate policies and strategy and monitor their implementation.

II.

DUTIES AND RESPONSIBILITIES

A.

Board Activity

As a member of the Board, each Director shall:

(i)

exercise good judgement;

(ii)

 act with integrity;

(ii)

use his/her abilities, experience and influence constructively;

(iii)

be available to Management and the Board as a resource;

(iv)

respect confidentiality;

(v)

advise the Chief Executive Officer (“CEO”) and/or Chairman of the Board of Directors (“Chair”) in advance of a meeting of the Board when proposing to introduce significant and/or previously unknown information of a material nature at a Board meeting;

(vi)

understand the difference between governing and managing, and not encroach on Management’s responsibilities;

(vii)

disclose any conflict of interest on any issue, including any interest in a material contract or transaction, brought before the Board and refrain from participating in the Board discussion and voting on the matter;

(viii)

when appropriate, communicate with the Chair, President  & CEO and/or other Officers of the Company;

(ix)

demonstrate a willingness and availability for one-on-one consultation with the CEO;

(x)

evaluate the CEO’s and the Company’s performance;

(xi)

assist in maximizing shareholder value;

(xii)

be a positive force with a demonstrated interest in the long-term success of the Company; and

(xiii)

exercise independent judgement, regardless of the existence of the relationships or interests which could interfere with the exercise of independent judgement.

B.

Preparation and Attendance

To enhance the effectiveness of Board and Committee meetings, each Director shall:

(i)

prepare for Board and Committee meetings by reading reports and background materials prepared for each meeting;

(ii)

maintain an excellent Board and Committee meeting attendance record; and

(iii)

ensure that he or she has the necessary information to make informed decisions.

C.

Communication

Communication is fundamental to Board effectiveness; therefore, each Director shall:

(i)

participate fully and frankly in the deliberations and discussions of the Board;

(ii)

encourage free and open discussion of the affairs of the Company by the Board and its members;

(iv)

ask probing questions focused on strategy, policy, and the Company’s business plan; and

(iv)

question officers in an appropriate manner and at appropriate times on the implementation of the Company’s strategy and business plan and the results obtained.

D.

Committee Work

To ensure that Board Committees are effective and productive, each Director shall:

(i)

participate on Committees and become knowledgeable about the purposes and goals of all the Committees of the Board;

(ii)

understand the process of Committee work and Management’s role in supporting the work of the Board’s Committees; and

(iii)

An individual Director may engage any outside advisors at the expense of the Company that the Director deems necessary in fulfilling the Director’s responsibilities in appropriate circumstance.  The appointment of such outside advisors will be subject to the approval of the Chairman of the Audit Committee.

E.

Business, Company and Industry Knowledge

Recognizing that only well-informed Board members can make appropriate decisions, each Director shall:

             (i)

be knowledgeable about the Company’s operations, activities, and industry;

(ii)

understand the role of the Company within the community;

(iii)

understand the regulatory, legislative, business, social and political environments within which the Company operates;

(iv)

become acquainted with the key senior management personnel of the Company; and

(v)

be knowledgeable about the Company’s business sites and visit them when appropriate.

Approved by the Board of Directors on March 25, 2008